NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 14, 2016, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 2, 2016 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Campus Crest Communities, Inc. and HSRE Quad Merger Sub, LLC, a wholly owned subsidiary of HSRE Quad Merger Parent, LLC, an affiliate of Harrison Street Real Estate Capital, LLC became effective on March 2, 2016. Each share of Common Stock of Campus Crest Communities, Inc. was converted into 7.018 per share in cash (consisting of $6.97 in cash, and (ii) a pro rata share (currently estimated to be up to $0.04 per share based on the CAD/$ exchange rate as of December 1, 2015) of distributions from certain funds held in escrow following Campus Crest's disposition of its interests in its former Montreal joint venture), without interest, less any applicable tax withholding. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on March 3, 2016.